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                                                              EXHIBIT (d)(2)(iv)

[ING FUNDS LOGO]

April 5, 2005

ING Investment Management Co.
Attention: Michael Gioffre
10 State House Square
Hartford, CT 06103

Dear Mr. Gioffre:

On Wednesday, March 30, 2005, the Board of Trustees of ING Variable Insurance Trust voted to replace ING Investment Management Co. (formerly Aeltus Investment Management, Inc.) as Sub-Adviser to ING VP Worldwide Growth Portfolio. Thus, the Sub-Advisory Agreement with ING Investment Management Co. (the "Agreement") will terminate in accordance with Section 15 of the Agreement. ING Investment Management Advisors B.V. will assume sub-advisory duties effective April 29, 2005.

In the interim, we will be contacting you to facilitate a smooth transition. Further, the Board of Trustees has mandated that the incoming and outgoing sub-advisers work together to facilitate an orderly transition that will minimize transaction costs and market impact to shareholders. I know we can count on your cooperation in this regard.

Finally, on a personal note, I want to thank you and your team for all your support throughout this process. We continue to value our relationship with your firm.

Very truly yours,

/s/ James M. Hennessy
James M. Hennessy
President and Chief Executive Officer
ING Variable Insurance Trust

7337 E. Doubletree Ranch Rd.  Tel: 480-477-3000
Scottsdale, AZ 85258-2034     Fax: 480-477-2744     ING Variable Insurance Trust
                              www.ingfunds.com